Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

August 22, 2006

Sara D. Kahn
Branch Chief-Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Impac Secured Assets Corp.
Registration Statement on Form S-3
Filed May 16, 2006
File No. 333-134181

Dear Ms. Kahn:

We have received and reviewed your comment letter dated August 8, 2006 to our submission of July 18, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a Regulation AB compliant filing for Impac Secured Assets Corp.

Registration Statement on Form S-3

General

Comment:

1.
We note your response to prior comment 5. We re-issue the prior comment. Please replace the terms “the trust” and “the trust fund” with the term “issuing entity”, where applicable. For example, you continue to refer to “the trust” on the cover pages of your prospectuses.

Response:

We have made this change.

Prospectus Supplement #1

The Mortgage Pool, page S-24

Comment:

2.
Please revise your bracketed placeholder to confirm, if true, that you will provide information required by Item 1111(b)(9)(ii), when applicable. As currently drafted this section refers to Item 1111(a)(2).

Response:

We have made this change.

Pooling and Servicing Agreement

General

Comment:

3.
Please revise the definition of Servicing Criteria in Section 1.01 to confirm that the criteria will be determined by the Commission and its staff, and not the mutual agreement of the sponsor and servicer.

Response:

The definition of Servicing Criteria has been revised to remove any ambiguity by deleting reference to an exhibit. We hereby confirm that we will comply with the rules and interpretive positions set forth by the Commission and its staff.

Comment:

4.
Similarly, please revise Section 3.26 to clarify that the parties’ obligations under Regulation AB are determined solely by the Commission and its staff, not by market participants, counsel or otherwise.

Response:

We hereby confirm that the parties’ obligations under Regulation AB are determined solely by the Commission and its staff. We have revised Section 3.26 to eliminate any ambiguity on this point.

Exhibit L-1: Form of Certification to be Provided by the Master Servicer

Comment:

5.
We note paragraph no. 4 of this exhibit. Your current disclosure suggests that any known failure by the servicer to fulfill its servicing obligations under Regulation AB may be disclosed in “Exchange Act periodic reports.” Please confirm that any such failures will be specified in the servicer compliance statement.

Response:

We have revised the language of Exhibit L-1 to more closely reflect the adopting release revisions to the Sarbanes-Oxley certification. In addition, we hereby confirm that any such failures will be specified in the servicer compliance statement.

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Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7472 with any further questions.

Sincerely,

/s/ Richard D. Simonds, Jr.

Richard D. Simonds, Jr.